Exhibit 3.1
                          Universal Money Centers, Inc.

                     Amendment to Articles of Incorporation
                     ______________________________________

     Effective July 7, 2000, Article III of the registrant's Articles of Incorporation were amended by adding at the end of Article III the following provisions:

                               Reverse Stock Split
                               ___________________

           At the close of business on the effective date of the amendment adding this paragraph to Article III ("Effective Date"), each twenty
      (20) outstanding shares of the Corporation's Common Stock, $.01 par value per share, held of record as of the close of business on the Effective Date shall be and hereby are automatically reclassified and converted, without further action, into one (1) share of the
      Corporation's Common Stock, $.01 par value per share. No scrip or fractions of shares shall be issued as a result of this amendment to
      Article III. In lieu of receiving fractions of shares, each shareholder of record otherwise entitled to receive fractions of shares of Common Stock as a result of this amendment to Article III shall be entitled to receive one whole share of Common Stock. This amendment to Article III shall not affect the number of authorized shares of Common Stock or the par value per share of the Common Stock.